Exhibit 99.28(p)(vi)

Code of Ethics

Introduction

Polunin, in accordance with the requirements of Rule 204A-1 of the Advisers Act has approved and adopted this Code of Ethics (the “Code”). This Code further sets forth policies and procedures that are reasonably designed to prevent Supervised Persons (defined below) from engaging in conduct prohibited by the Advisers Act1 and establishes reporting requirements for these Supervised Persons.

Rule 17j-1 under the IC Act requires each investment adviser of a registered investment company to adopt a written code of ethics reasonably designed to prevent Access Persons from engaging in unlawful actions.

Given the relatively small size of the Firm, and its open-plan office environment, the Compliance team has determined that all employees should be categorised as both ‘Supervised Persons’ and ‘Access Persons’. These terms are therefore interchangeable with each other, as well as with the term ‘Staff’, throughout this policy.

It is the policy of Polunin to act in the best interest of its Clients and on the principles of full disclosure, good faith and fair dealing. Polunin recognises that it has a fiduciary duty to its Clients. Acting as a fiduciary requires that Polunin, consistent with its other statutory and regulatory obligations, acts solely in the Clients’ best interests when providing investment advice and engaging in other activities on behalf of Clients. Polunin and its Staff must seek to avoid situations which may result in potential or actual conflicts of interest with these duties. To this end, the following principles apply:

•	All Staff must always observe the highest standards of integrity and fair dealing and conduct their personal and business dealings in accordance with the letter, spirit and intent of all relevant laws and regulations;

•	Polunin must have a reasonable basis for the investment advice and decisions it makes for its Clients;

•	Polunin must ensure that its investment decisions are consistent with Client’s investment objectives, policies and any disclosures made to Clients;

•	All Staff must refrain from entering into transactions, including personal securities transactions, that are inconsistent with the interests of Clients;

•	Staff members should not take inappropriate advantage of their positions and may not, directly or indirectly, use Client opportunities for personal gain; and

•	Staff must be loyal to the Clients and place the interests of the Clients above their own.

•	Polunin treats violations of this Code very seriously. If a Staff member violates this Code, Polunin may take disciplinary measures against them, including, without limitation, imposing penalties or fines, reducing their compensation, demoting them, requiring unwinding of the trade, requiring disgorgement of trading gains, suspending or terminating their employment, or any combination of the foregoing.

•	Improper trading activity can constitute a violation of this Code. Staff can also violate this Code, however, by failing to file required reports, or by making inaccurate or misleading reports or statements concerning trading activity or securities accounts. A staff member’s conduct can violate this Code even if no Clients are harmed by their conduct.

If Staff members have any doubt or uncertainty about what this Code requires or permits, they should ask the Compliance Officer.

1 The SEC regulates investment advisers, primarily under the Investment Advisers Act of 1940.

For the avoidance of doubt, nothing in this Code or CPPM prohibits Staff from reporting potential violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the SEC, or any agency’s inspector general, or from making other disclosures that are protected under the whistleblower provisions of federal law or regulation. Staff do not need prior authorization from their supervisor, senior management, the Compliance Officer, or any other person or entity affiliated with Polunin to make any such reports or disclosures and do not need to notify Polunin that they have made such reports or disclosures. Additionally, nothing in this CPPM prohibits Staff from recovering an award pursuant to a whistleblower program of a government agency or entity.

Who is Covered by the Code?

This Code applies to all Staff of Polunin (including Access Persons such as the senior officers and executive directors of the Firm) or other persons as determined by Polunin’s Compliance Officer. It is the responsibility of each Staff member to immediately report to Polunin’s Compliance Officer, any known or suspected violations of this Code, the Manual and the policies and procedures contained therein, or of any other activity of any Staff or consultant that could constitute a violation of law. If Staff are aware of any activity in this regard, they should contact the Compliance Officer immediately. Failure to report a potential violation could result in disciplinary action against the non-reporting Staff. Polunin will ensure that Staff are not subject to retaliation in their employment as a result of reporting a known or suspected violation.

Things You Need to Know to Use this Code

There are three reporting forms that members if Staff have to fill out under this Code; the initial and annual holdings reports and quarterly transactions reports. Copies of these forms are attached to this Code.

All members of Staff must complete the acknowledgement of having received, read and understood this Code using the Quarterly Compliance Attestation and renew that acknowledgment on a yearly basis (during Q4) and upon any change to the Code or any material change to another portion of the CPPM. This will need to be completed in addition to the quarterly compendium of attestations and declarations sent to all Staff by Compliance.

The Compliance Officer has the authority to grant written waivers of the provisions of this Code in appropriate instances. However, (i) it is expected that waivers will be granted only in rare instances and, (ii) some provisions of the Code are prescribed by SEC rules and cannot be waived. These provisions include, but are not limited to, the requirements that Staff members file reports and obtain pre-approval of investments in IPOs and Limited Offerings.

The Compliance Officer will review the terms and provisions of this Code at least annually and make amendments as necessary. Any amendments to this Code will be provided to them.

For further information regarding the required reports and attestations of Staff members, please review the Personal Account Dealing Policy and Conflicts of Interest Policy in conjunction with this Code.

RIC Record-keeping Requirements

The Firm will maintain the following records in accordance with Rule 17j-1 of the IC Act:

•	A copy of the current Code and each Code that was in effect at any time within the past five years must be maintained in an easily accessible place.

•	A record of any violation of the Code, and of any action taken as a result of the violation, must be maintained in an easily accessible place for at least five years after the end of the fiscal year in which the violation occurs.

•	A copy of each report made by an Access Person pursuant to the Code must be maintained for at least five years after the end of the fiscal year in which the report is made, the first two years in an easily accessible place.

•	A record of all Access Persons, currently or within the past five years, must be maintained in an easily accessible place.

•	A copy of each report required by this Code must be maintained for at least five years after the end of the fiscal year in which it is made, the first two years in an easily accessible place.

•	A record of any decision, and the reasons supporting the decision, to approve the acquisition by Access Persons of an IPO or other limited offering for at least five years after the end of the fiscal year in which the approval is granted.